This Form CB contains 12
pages, including all exhibits.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APR 16 2003

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

03000137

Telecom Italia S.p.A
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Italy
(Jurisdiction of Subject Company's Incorporation or Organization)

Olivetti S.p.A.
(Name of Person(s) Furnishing Form)

Ordinary Shares
and
American Depositary Receipts
(Title of Class of Subject Securities)

Ordinary Shares ISIN IT 0001127429
ADR CUSIP 87927W106
(CUSIP Number of Class of Securities (if applicable))

Riccardo Pettazzi
Department of Corporate Affairs
Telecom Italia S.p.A.
Corso d'Italia 41
00198 Rome (Italy)
+39006-3688-3201

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:
Loris Bisone
General Counsel
Olivetti S.p.A.
Via Jervis, 77
10015 Ivrea (Turin)
Italy
Jeffrey M. Oakes
Davis Polk & Wardwell
99 Gresham Street
London EC2V 7NG

Not Applicable
(Date Tender Offer/Rights Offering Commenced)

* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The English press release relating to the approval by the Olivetti and Telecom Italia Board of Directors' approval of the merger plan dated April 15, 2003 is included as Exhibit 1.1 to this Form CB.

(b) Not applicable.

Item 2. Informational Legends

Not applicable.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent on Form F-X has been filed by Olivetti S.p.A. with the Commission on March 13, 2003.

(2) Not applicable.

Exhibit Index

Exhibit Number	Description
1.0*	English press release relating to the business combination dated March 12, 2003.
1.1	English press release relating to the approval by the Olivetti and Telecom Italia Board of Directors' of the merger plan dated April 15, 2003.

---

* Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated March 13, 2003

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct

Olivetti S.p.A.

Name: Loris Bisone
Title: General Counsel

Date: April 16, 2003

EXHIBIT 1.1

olivetti TELECOM ITALIA

Pursuant to US legal and regulatory requirements, please note the following:

Except as provided below, any offer to purchase or sell securities described herein is not being made, directly or indirectly, in or into, or by the use of the mails of, or by any means or instrumentality (including, without limitation by mail, telephonically or electronically by way of internet or otherwise) of interstate or foreign commerce, or any facility of any securities exchange, of the United States of America and any such offer will not be capable of acceptance by any such use, means, instrumentality or facility. The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States. The Olivetti securities referred to herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Olivetti ordinary shares and Olivetti savings shares are intended to be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act. The proposed cash tender offer for a portion of the Telecom Italia ordinary shares described herein is intended to be made available in or into the United States pursuant to an exemption from the tender offer rules available pursuant to the Securities Exchange act of 1934.The proposed cash tender offer for a portion of the Telecom Italia savings shares described herein is not being made and will not be made, directly or indirectly, in or into the United States.

OLIVETTI AND TELECOM ITALIA BOARDS ADOPT THE MERGER PLAN TO INCORPORATE TELECOM ITALIA INTO OLIVETTI

IN CONNECTION WITH PRELIMINARY DATA ON THE CONVERSION OF OLIVETTI BONDS 3 BILLION EUROS ARE AVAILABLE FOR THE PUBLIC TENDER OFFER

OLIVETTI AND TELECOM ITALIA ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETINGS CONVENED

Milan, 15 April 2003 - The Olivetti and Telecom Italia Boards of Directors today adopted the **plan to merge Telecom Italia SpA into Olivetti SpA**, confirming the terms already approved by the respective Boards on 11 March.

Transaction summary

As part of the integration plan approved by the Olivetti and Telecom Italia Boards of Directors **an exchange ratio** has been calculated **of seven Olivetti shares (each with a par value of 1.00) for each Telecom Italia share (each with a par value of 0.55 euros)**.

The Olivetti and Telecom Italia Boards of Directors have been assisted in determining the exchange ratio by international advisors: the Telecom Italia Board of Directors has been advised by Lazard and Goldman Sachs, while the Olivetti Board of Directors has been advised by JP Morgan. An authoritative academic expert in corporate economics has expressed a favorable opinion on the suitability of the valuation methodologies adopted. Best practice valuation methodologies and procedures were followed to calculate the exchange ratio, taking into account the differing the specific industries in which they operate.

As a result of the merger, Olivetti's controlling stake in Telecom Italia will be cancelled, and Olimpia's stake in Olivetti will be significantly diluted.

Consequently, shareholders in both Telecom Italia and Olivetti will have a stake in the capital of a company that has no controlling shareholder.

As part of the merger **Olivetti is to issue savings shares** which will be allocated to Telecom Italia savings shareholders as provided by the exchange ratio. The exchange ratio will be the same for ordinary and savings shares. Borsa Italiana will be asked to admit the newly issued savings shares for trading on its automated market. As a result of the application of the exchange ratio, the number of saving shares which will be held by the Telecom Italia savings shareholders after the merger will be higher than the number of Telecom Italia saving shares currently held by those shareholders. Therefore after the merger the Telecom Italia saving shareholders will be entitled, in absolute terms and on a cumulative basis, to a higher dividend.

The exchange shall predominantly be covered by a redistribution of Olivetti capital as it stands at the completion of the merger. It has consequently been deemed appropriate to adjust the post-merger par value of Olivetti shares – ordinary and savings – to €0.55 (equal to the par value of Telecom Italia shares) in place of the present par value of €1.

As a result of and following the merger, Olivetti shall adopt Telecom Italia's name and company purpose. More generally, Olivetti shall also adopt new bylaws drafted on the basis of Telecom Italia's current bylaws. The change to Olivetti's bylaws is necessary in order to allow the incorporating company, Olivetti, to operate after the merger in all sectors where Telecom Italia currently has a presence, particularly with regard to the regulated activities that Telecom Italia is authorized to conduct in accordance with legal provisions that require a specific company purpose.

Pursuant to the change in company purpose, **Olivetti shareholders will be entitled to exercise withdrawal rights**. **Olivetti has entered into a 9 billion euro facility agreement** to meet any requirements arising from the exercise of withdrawal rights. Any portion of this facility not used for withdrawals will be set aside for a **partial voluntary tender offer** on Telecom Italia ordinary and savings shares under the terms already noted.

The headquarters of the company resulting from the merger will be in Milan, at the current headquarters of Telecom Italia.

The strategic offices for the Olivetti Group's manufacturing activities currently undertaken by Olivetti-Tecnost will remain in Ivrea.

Main changes to the bylaws resulting to the merger

With regards to the changes to the bylaws of the company resulting from the merger, the following should be noted:

- as regards the Telecom Italia bylaw clause concerning the special powers held by the Italian Ministry of the Economy and Finance (the golden share), the Shareholders' Meeting shall be recommended to approve a clause that disposes of the power of the Ministry to approve material shareholders' agreements as well as of the power of the Ministry to appoint one member of the Board of Directors and one statutory auditor. The Ministry has declared that it considers necessary for the bylaws of the company resulting from the merger to retain the Ministry's power of approval over the acquisition of significant equity stakes in the company's share capital, as well as the Ministry's veto power.

- The savings shares to be allocated to Telecom Italia savings shareholders under the terms of the exchange, shall enjoy the same privileges as those that previously applied to Telecom Italia savings shares, including the ability to satisfy their rights through the distribution of reserves, introduced in the meantime in the Telecom Italia bylaws.

§

The merger will become effective starting from the date of the final registration of the merger deed at the relevant company register offices, or at a later date if so established in the merger deed. The date is expected to be at the beginning of August 2003.

For accounting and tax purposes the merger will be effective as of the 1st of January of the year in which the merger becomes effective.

The ordinary and savings shares issued by Olivetti in exchange for Telecom Italia shares (which shall be cancelled as a result of the merger) will be cum-dividend. The effectiveness of the merger shall be subject to the admission for listing of the saving shares issued in exchange for the Telecom Italia saving shares on the automated market run by Borsa Italiana S.p.A.

A request will be made for admission for listing of the new ordinary and savings shares of the post-merger company on the New York Stock Exchange.

As a result of the merger and of the reallocation of a differing number of shares to Olivetti shareholders, the conversion ratio of Olivetti convertible bonds and the ratio and exercise price of Olivetti warrants shall be subject to an adjustment, to take into account the new par value of the shares and to reflect the allocation ratio applicable to Olivetti shareholders.

Olivetti shall additionally pass resolutions on ad hoc capital increases to serve the Telecom Italia stock option plans, to match the allocation ratio applicable to Telecom Italia increases.

Three billon euros already available for public tender offer

Olivetti bond conversion applications (for which the last day is today) received since the most recent notification of a capital increase (3 April 2003) corresponded to around 5.6 million Olivetti shares. This leaves a balance of outstanding bonds with potential conversion rights corresponding to around 3 billion shares (of par value one euro each) on a fully converted basis. These bonds may not be converted until the date of the Shareholders' Meeting, and therefore may not be used for any corresponding exercise of withdrawal rights. Assuming that the withdrawal price (based upon an average of stock market prices between 26 November 2002 and 14 April 2003) is in the region of one euro, the resources available for the partial voluntary public tender offer for Telecom Italia ordinary and savings shares would be in excess of 3 billion euros, out of a 9 billion euro credit facility.

§

The Olivetti Board of Directors has called a Shareholders' Meeting on 24, 25 and 26 May 2003.

The Telecom Italia Board of Directors has called a Shareholders' Meeting on 24 and 25 May 2003.

Documentation regarding the merger plan shall be available during the 30 days following the Shareholders' meetings.

The new Board of Directors of the company resulting from the merger

Olivetti board members consider their mandate to be essentially completed with the merger of Telecom Italia into Olivetti, and are handing in their notice with effect from the date upon which the operation becomes effective.

The agenda of the Olivetti Shareholders' Meeting to be held in May shall therefore include the appointment of a new Board of Directors for the company resulting from the merger. The recommendation shall be to elect a Board of Directors which essentially replicates the current Telecom Italia Board, and which shall remain in office until the expiry of the natural term of the current Telecom Italia Board (that is to say, for one year only, until adoption of the 2003 financial statements). In addition to ensuring continuity in Telecom Italia's management, this will also enable the company resulting from the merger to be managed by directors whose election was characterized by rules of governance and by election mechanisms, most notably list voting, that shall be carried forward into the bylaws of the company resulting from the merger.

Dividend distribution

The Telecom Italia Board of Directors shall recommend to the Shareholders' Meeting a dividend equal to 0.1768 euros for each ordinary share and 0.1878 euros for each savings share, through distribution of reserves of capital and revenues up to a maximum of 1,333 million euros. The dividend distributed will be eligible for:

- allocation of a full tax credit which may be used without restriction, amounting to 56.25% on the 0.0459 euro portion per ordinary share and 0.0488 euro portion per savings share;
- no tax credit allocation restricted to the 0.1309 euro portion of each ordinary share and the 0.1309 portion of each savings share, as these amounts have been withdrawn from the "share premium reserve".

The dividend for both classes of shares shall be paid from 26 June 2003, ex-coupon on 23 June 2003.

The dividend recommended by the Board is additional to the dividend distributed in December 2002.

* * *

Olivetti
Press Office and Communications
+39 0125 522885 or 2639
www.olivetti.it

Telecom Italia
Communication & Media Relations
Corporate Press office: +39 06 3688 2610
www.telecomitalia.it/stampa

Investor Relations: +39 06 3688.3378
www.olivetti.it

Investor Relations: +39 06 3688 2381 or 3378
www.telecomitalia.it/investor_relations

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events. The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward- looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

- the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;
- the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom Italia Group focused on Latin America and on its foreign investments and capital expenditures;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

- the impact of fluctuations in currency exchange and interest rates;
- Telecom Italia's ability to continue the implementation of its 2002-2004 Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;
- the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

- SEAT's ability to successfully implement its internet strategy;
- the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin America and in Europe;

- the amount and timing of any future impairment charges for Telecom Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Accordingly, there can be no assurance that the group will achieve its projected results.